Sibanye Gold Limited

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street,

(Off Cedar Ave),

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

John Reynolds, Assistant Director

Pamela Howell, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549 7010

United States

By EDGAR AND COURIER	February 1, 2013

Re:	Sibanye Gold Limited
Registration Statement on Form 20-FR
Filed January 15, 2013
File No. 001-35785

Dear Mr. Reynolds and Ms. Howell,

We refer to your letter dated January 24, 2013 setting forth the comments of the Staff to the filing listed above. We have set forth below the text of the Staff’s comments, followed in each case by our response. Concurrently with the submission of this letter, Sibanye Gold Limited (the “Company”) is publicly filing an amendment to its registration statement on Form 20-F (the “20-F”) on EDGAR, which amends the 20-F filed with the Commission on January 15, 2012. Capitalized terms used in this letter have the meanings ascribed thereto in the 20-F. All page references below are to the blacklined version of the 20-F that has been filed on EDGAR and delivered to you by courier today.

General

We wish to inform the Staff that, as part of the proposed listing of the Company on the New York Stock Exchange (the “Exchange”), the Exchange has requested that the Company rely on the exemption provided by Rule 10A-3(b)(1)(iv)(B) under the Securities Exchange Act of 1934 (the “Exchange Act”) with regard to the independence of one of the members of the Company’s Audit Committee who is also a director of Gold Fields Limited, a company listed on the Exchange. Accordingly, although the intention of this Director to step down from the Board of the Company has not changed, the Company has removed the references to the resignation of this Director from the Company’s Board because the exemption provided by Rule 10A-3(b)(1)(iv)(B) under the Exchange Act does not require the Director’s resignation. The Company has also provided the names of the members of each Board committee, who have now been appointed.

Directors: Matthews Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Rick Menell* Keith Rayner* Jerry Vilakazi*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

We also respectfully note that the Company intends to simultaneously submit to the Commission an acceleration request with respect to the 20-F pursuant to Section 12(d) and Rule 12d1-2 of the Exchange Act, and for the filing to become effective at 9:00 AM Eastern Standard Time on Friday, February 8, 2013, or as soon as practicable thereafter.

Cover Page

1.	You state in the “Title of Each Class” column that each of your American Depositary Shares will represent one of your ordinary shares. However, throughout the prospectus you indicate that your ADSs will each represent four ordinary shares (see, for example, pages 158, 165 and 175). Please clarify.

Response

The Company acknowledges the Staff’s comment and has revised the 20-F to state that each of the Company’s American Depositary Shares will represent four of the Company’s ordinary shares. Please see revised disclosure on the cover page.

Compensation of Directors and Senior Management, page 147

2.	Please revise the compensation disclosure as of the most recent fiscal year, ended December 31, 2012.

Response

The Company acknowledges the Staff’s comment and has revised the compensation disclosure as of the fiscal year ended December 31, 2012. Please see revised disclosure on page 145.

Supplemental Information

At the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Thank you for your assistance thus far and your prompt review of our responses would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact the undersigned at +27 11 278 9600 or via email at Charl.Keyter@goldfields.co.za.

Sincerely,

/s/ Charl Keyter

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

cc:	Tia Jenkins, Securities and Exchange Commission

Ronald E. Alper, Securities and Exchange Commission

Jamie Kessel, Securities and Exchange Commission

George Schuler, Securities and Exchange Commission

Paul A. Schmidt, Gold Fields Limited

Michael Fleischer, Gold Fields Limited

Neal Froneman, Sibanye Gold Limited

Thomas B. Shropshire, Jr., Linklaters LLP